Exhibit I


BANC OF AMERICA SECURITIES
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Below we discuss GE's new growth platforms that were presented at  the  analyst meeting:

Water Technologies
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GE Specialty Materials CEO Bill Woodburn and GE Water Technologies  CEO  George
Oliver provided an overview of the business. Water Technologies  is  a  leading
provider  of  engineered  chemical  treatment  of  water  and  industrial   and
commercial process systems ($1.1B annual revenue, capabilities acquired with Betz in Q202), as well as a leading supplier of mechanical separation equipment for water purification and fluid filtration ($300mm revenue, capabilities
acquired  with  Osmonics  in  Q103).  Acquisition  integration  is   proceeding
smoothly. Compared to the period prior to being acquired, Betz customer churn has declined to 3% from 10%, sales rep turnover has declined to 2% from 10% and growth has increased to 5%+ from (4%). Operating profit margin is expected to be ~15% in '03, increasing to 20% by '06.

GE's water businesses address fast growing segments of a $40B piece of the $360B global water & process market. Target segments include chemicals & services ($11B market), filtration consumables ($9B), modular equipment ($8B), as well as opportunities in waste & environmental services, smart & contractual services, custom equipment and maintenance. In aggregate, these businesses are growing at 2-3x GDP, have a high return on capital (15%+), and play to GE's strengths in technology, distribution and services. GE expects to leverage its global distribution capabilities and strong customer relationships to grow core revenue while it adds related businesses to fuel expected 21% annual growth-half organic / half acquired-through '06 (to $3.0B). GE recently had >$1B in the Water acquisition pipeline focusing on areas like services, water process and process chemistry.

The business' service model is compelling with 80% of sales recurring, one-third of which are annual contracts. George Oliver (former VP & GM, GE Engine Services) is applying his GEAE experience to the Water platform where he is focusing the segment on GE's competitive strengths by further enhancing the service delivery component of the business. GE is also placing more of a focus on technological innovation-capX as a percentage of sales is expected to be ~4% in '03 and to increase to 6% in '04 vs. an estimated 2% at Betz prior to the acquisition which was not making the investments needed to spur growth.

Heavy industry (metals & mining, petrochemical, hydrocarbon processing) represents the largest end market served (40-50% of sales). We estimate that power customers represent ~15% of sales. High purity process industries (food & beverage, pharma & medical) activity is being driven by regulatory changes. Middle market commercial and institutional business requires fairly narrow service requirements but add up to a significant portion of the business in aggregate. Geographically, revenue is ~67% in the Americas, 25% in Europe and 8% in Asia. The opportunity in Asia is driven by massive infrastructure build-out opportunities in China, which management estimates is a $500mm market growing at 15-20% annually. On the competitive landscape, GE is the #2 player in water management chemicals and services, with a ~15% share. Suez's Ondeo-Nalco is the global leader with ~25% of the market and Ashland's Drew Industrial business is #3. Other major competitors include ChemTreat ($150mm sales), Buckman Laboratories ($235mm sales in water treatment, mostly for pulp & paper) and Baker Petrolite (serves primarily refining & petrochemical plants). The remainder of the market is fairly fragmented.

There is an excellent article in the May 21/28 issue of Chemical Week regarding the water treatment industry. If you would like a copy of the article, please contact us.


General Electric Co.              2              Nicole M. Parent (212) 583-8047